SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 01 February 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Bank of Ireland")
1 February 2012

Bank of Ireland Announces Board and Executive Management Changes

Bank of Ireland has today announced changes to its Group Structure and to its Senior Executive Team.

Board Change
Andrew Keating has been appointed an Executive Director of Bank of Ireland and Group Chief Financial Officer with immediate effect, replacing John O'Donovan who has retired from that role.  Andrew was formerly Director of Group Finance where he spearheaded a major transformation of the Finance Division in the Bank of Ireland Group.  He joined Bank of Ireland in 2004, prior to which he held a number of senior finance roles with Ulster Bank having qualified as a chartered accountant with Arthur Andersen.

Andrew is also a Director of Bristol & West plc, which is a wholly owned subsidiary of Bank of Ireland.

There are no details requiring disclosure for Andrew under paragraph 6.6.7 (2) to (6) of the Listing Rules.

Changes to Group Structure
Having embedded considerable benefits from the sharing of best practice and synergies in areas such as segment/product propositions, operational management and infrastructure the Group is enhancing the visibility of and focus on two of our most significant businesses.  Accordingly, for strategic management purposes we will split our Retail (Ireland & UK) Division into Retail Ireland Division and Retail UK Division.  Each will be headed up by separate Divisional Chief Executives who will be members of the Group Executive Committee.

Changes to Group Executive Committee
Des Crowley will be Chief Executive of the Retail UK Division where he will be responsible for the various UK based retail businesses within our subsidiary Bank of Ireland (UK) plc and outside the subsidiary.  Prior to this he held a number of positions on the Group Executive Committee since 2000, including Chief Executive, Retail Financial Services and Chief Executive UK Financial Services, having joined Bank of Ireland from Arthur Andersen.  As we work through the revised structure we will need FSA regulatory approval for key changes/appointments which we make during the course of transition.

Liam McLoughlin will be Chief Executive of the Retail Ireland Division, where he will be responsible for the Branch Network, Business Banking, Mortgages, Personal Lending, Debit & Credit Cards and Wealth Management.  Liam has been Head of Group Manufacturing since July 2009.  Prior to that he held a number of senior positions in the Capital Markets and Finance Divisions.  He joined Bank of Ireland in 2004 from Ulster Bank Group prior to which he had been Financial Controller with the National Treasury Management Agency.  Qualifying with PricewaterhouseCoopers he is a fellow of Chartered Accountants Ireland.

Senan Murphy joins Bank of Ireland to become Head of Group Manufacturing.  Senan, a chartered accountant, was most recently Chief Operating Officer and Finance Director at Ulster Bank whom he joined in 2008 having previously been Chief Financial Officer at Airtricity. Before that Senan worked in a number of senior roles in General Electric in both the US and Europe.  In his role with Bank of Ireland, Senan will be responsible for managing and enhancing the Group's infrastructure (including its technology), customer service and contact centres, collection activities, its customer payment activities and cash distribution.  Senan will be a member of the Group Executive Committee.

Mr Murphy will join the Bank shortly and will transition into his new role for the implementation date of the new Group Structure at which time Mr Crowley and Mr McLoughlin will formally take on their new roles.

The new Group Structure will have an implementation date of mid March 2012.

1 February 2012

Enquiries:
Dan Loughrey, Head of Group Corporate Communications Ph: +353 (0) 76 6234770
Helen Nolan, Group Secretary Ph: +353 (0) 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  01 February 2012